General California Municipal Money Market Fund

ANNUAL REPORT November 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General California Municipal Money Market Fund, covering the 12-month period from December 1, 2003, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Although the U.S. economy recently has alternated between signs of weakness and strength, the Federal Reserve Board has raised short-term interest rates four times since June 2004. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases may follow in 2005. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General California Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2004, the fund produced yields of 0.58% for Class A shares and 0.24% for Class B shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.58% and 0.24% for Class A and Class B shares, respectively.[1]

We attribute the fund's returns to low short-term interest rates. However, money market yields began to rise in the spring of 2004, and tax-exempt money market yields ended the reporting period at their highest levels in approximately two years.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Money market yields remained anchored by the 1% federal funds rate during the first several months of the reporting period as inflationary pressures appeared to remain low and the Federal Reserve Board (the "Fed") indicated that it could be "patient" before raising short-term interest rates. In April 2004, higher energy prices and stronger-than-expected job growth fueled investors' concerns that inflationary pressures might be rising, and money market yields began to climb. To forestall a potential acceleration of inflation, the Fed increased its target for the overnight federal funds rate four times between June and November 2004, driving the federal funds rate to 2% by the reporting period's end.

As the national economy improved, so did the fiscal condition of many states, including California. In March 2004, voters approved a deficit-reduction package that helped relieve the state's near-term budget pressures. In addition, the recovering economy helped produce higher tax revenues than originally projected. As a result, the state had less need to borrow, and the supply of newly issued securities dropped compared to the same period one year earlier. Reflecting the progress made toward resolving California's fiscal crisis, the major bond rating agencies upgraded the state's credit rating during the reporting period. These factors put downward pressure on tax-exempt money market yields.

In this market environment, we continued to invest in high-quality money market securities from California issuers. Although early in the reporting period we maintained the fund's weighted average maturity in a range we considered longer than industry averages, we reduced the fund's weighted average maturity in the spring, when investors began to anticipate higher interest rates. This change was designed to maintain the flexibility we need to capture higher yields as they become available.

During the second half of the reporting period, we generally maintained this defensive positioning, focusing primarily on variable-rate demand notes on which yields are reset weekly. Toward the end of the reporting period, however, we began to redeploy assets from variable-rate demand notes to commercial paper and municipal notes with maturities in the six- to 12-month range. We have remained cautious with respect to the state's unenhanced revenue anticipation notes, instead purchasing securities from local issuers, such as counties and school districts, including those that are insured or backed by bank letters of credit.[2]

What is the fund's current strategy?

The fund ended the reporting period with a weighted average maturity that was roughly in line with industry averages. As longer-term money market yields have risen to more attractive levels, we have begun to extend the fund's weighted average maturity by shifting assets from variable-rate demand notes to longer-term commercial paper and municipal notes. We intend to continue to "ladder" the fund's longer-term holdings so that securities mature at regular intervals. This strategy is designed to ensure liquidity and guard against the possibility that a disproportionate amount of securities may mature during a time of unusually low reinvestment rates.

December 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. The yield provided for the fund's Class B shares reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 0.13% and an effective yield of 0.13%.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General California Municipal Money Market Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2004

	Class A	Class B
Expenses paid per $1,000†	$ 3.26	$ 5.00
Ending value (after expenses)	$1,003.60	$1,001.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

	Class A	Class B
Expenses paid per $1,000†	$ 3.29	$ 5.05
Ending value (after expenses)	$1,021.75	$1,020.00

† Expenses are equal to the fund's annualized expense ratio of .65% for Class A and 1.00% for Class B; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

November 30, 2004

Tax Exempt Investments—99.9%	Principal Amount ($)	Value ($)
ABAG Finance Authority for Non-Profit Corporations, Revenue, VRDN (Point Loma Nazarene University) 1.76% (LOC; Allied Irish Bank)	1,500,000 [a]	1,500,000
Alameda County Industrial Development Authority, Industrial Revenue, VRDN:		
(Plastikon Industries Inc. Project) 1.90% (LOC; California State Teachers Retirement)	3,480,000 [a]	3,480,000
(Spectrum Label Corp.) 1.90% (LOC; Bank of the West)	3,570,000 [a]	3,570,000
State of California, GO Notes:		
CP 1.57%, 12/8/2004 (LOC: Bank of America, Bayerische Landesbank, BNP Paribas, DEPFA Bank, Dexia Credit Locale, HELABA Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank & Trust Co. and WestLB AG)	3,000,000	3,000,000
VRDN 1.74% (LOC: JPMorgan Chase Bank and WestLB AG)	1,100,000 [a]	1,100,000
California Educational Facilities Authority College & University Revenue, Refunding VRDN (Art Center Design College) 1.76% (LOC; Allied Irish Bank)	4,250,000 [a]	4,250,000
California Housing Finance Agency, MFHR VRDN:		
1.79% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	4,790,000 [a]	4,790,000
1.79% (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and California State Teachers Retirement)	20,200,000 [a]	20,200,000
California Infrastructure and Economic Development Bank:		
IDR, VRDN:		
(Chaparral Property Project) 1.73% (LOC; Comerica Bank)	1,765,000 [a]	1,765,000
(International Raisins Inc. Project) 1.80% (LOC; M&T Bank)	3,750,000 [a]	3,750,000
(Lance Camper Manufacturing Corp.) 1.72% (LOC; Comerica Bank)	6,000,000 [a]	6,000,000
(Studio Moulding Project) 1.73% (LOC; Comerica Bank)	505,000 [a]	505,000
(Vandalay Holdings LLC) 1.73% (LOC; Comerica Bank)	2,257,050 [a]	2,257,050
Recreational Revenue (J. Paul Getty Trust) 1.17%, 2/1/2005	2,400,000	2,397,738

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California Pollution Control Financing Authority, VRDN:		
PCR:		
Refunding (Pacific Gas & Electric Corp.):		
1.67% Series E (LOC; Bank One)	10,700,000 [a]	10,700,000
1.67% Series F (LOC; Bank One)	2,600,000 [a]	2,600,000
(Southdown Inc.)		
1.75% (LOC; Wachovia Bank)	7,600,000 [a]	7,600,000
SWDR:		
(Athens Services Project)		
1.72% (LOC; Wells Fargo Bank)	4,100,000 [a]	4,100,000
(Burrtec Waste Industries Inc.)		
1.72% (LOC; U.S. Bank NA)	3,700,000 [a]	3,700,000
1.87% (LOC; Union Bank of California)	1,985,000 [a]	1,985,000
(California Waste Solutions)		
1.72% (LOC; California State Teachers Retirement)	3,570,000 [a]	3,570,000
(Chicago Grade Landfill)		
1.77% (LOC; Comerica Bank)	1,495,000 [a]	1,495,000
(CR&R Inc. Project)		
1.75% (LOC; Bank of the West)	3,895,000 [a]	3,895,000
(Greenwaste Recovery Project)		
1.77% (LOC; Comerica Bank)	1,870,000 [a]	1,870,000
(Metropolitan Recycling Corp. Project):		
1.77%, Series A (LOC; Comerica Bank)	3,335,000 [a]	3,335,000
1.77%, Series B (LOC; Comerica Bank)	2,065,000 [a]	2,065,000
(Mottra Corp. Project)		
1.72% (LOC; Wells Fargo Bank)	2,020,000 [a]	2,020,000
(Norcal Waste System Inc. Project):		
1.72% (LOC; Bank of America)	15,120,000 [a]	15,120,000
1.77% (LOC; Comerica Bank)	8,155,000 [a]	8,155,000
(Ratto Group Co. Inc. Project)		
1.72% (LOC; California State Teachers Retirement)	4,100,000 [a]	4,100,000
(Specialty Solid Waste Project)		
1.77% (LOC; Comerica Bank)	2,960,000 [a]	2,960,000
California Public Works Board, LR (Secretary of State) 6.10%, 12/1/2004 (Insured; AMBAC)	2,000,000	2,000,000
California School Cash Reserve Program Authority Revenue 3%, 7/6/2005 (Insured; AMBAC)	3,500,000	3,522,306
California State Economic Recovery, Revenue VRDN 1.74% (Liquidity Facility; Landesbank Baden−Wuerttemberg)	3,850,000 [a]	3,850,000
California State Department of Water Resources Power Supply Revenue, VRDN 1.74% (LOC; BNP Paribas)	12,150,000 [a]	12,150,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California State University Institute, Educational Revenue CP 1.22%, 12/10/2004 (LOC: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank & Trust Co.)	3,600,000	3,600,000
California Statewide Communities Development Authority:		
Revenue (Kaiser Permanente):		
1.08%, 4/1/2005	10,000,000	9,995,718
CP 1.22%, 12/8/2004	6,200,000	6,200,000
VRDN:		
IDR (American Modular System Project)		
1.79% (LOC; Bank of the West)	600,000 a	600,000
Revenue:		
(Kaiser Permanente) 1.68%	4,300,000 a	4,300,000
Refunding (University Retirement Community at Davis) 1.68% (Insured; Radian Bank and Liquidity Facility; Bank of America)	10,780,000 a	10,780,000
California Statewide Communities Development Corporation, IDR, VDRN:		
(American River)		
1.77% (LOC; California State Teachers Retirement)	1,575,000 a	1,575,000
(Evapco Inc. Project)		
1.77% (LOC; California State Teachers Retirement)	175,000 a	175,000
(Flambeau Airmold Corp.)		
1.72% (LOC; ABN-AMRO)	1,800,000 a	1,800,000
(Florestone Products Co.)		
1.77% (LOC; California State Teachers Retirement)	670,000 a	670,000
(Lesaint)		
1.72% (LOC; PNC Bank)	1,560,000 a	1,560,000
(Setton Properties)		
1.72% (LOC; Wells Fargo Bank)	100,000 a	100,000
(South Bay Circuits)		
1.77% (LOC; California State Teachers Retirement)	900,000 a	900,000
Dry Creek Joint Elementary School District GO Notes, TRAN 3%, 9/28/2005	2,680,000	2,703,810
East Bay-Delta Housing and Finance Authority Revenue, Lease Purchase Program 4.25%, 6/1/2005 (Insured; MBIA)	3,945,000	3,991,123
FHLMC Multifamily VRDN Certificates Revenue, VRDN 1.82% (Liquidity Facility; FHLMC)	18,394,709 a	18,394,709

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Huntington Park Public Financing Authority, LR VRDN (Parking Project) 1.75% (LOC; Union Bank of California)	2,875,000 [a]	2,875,000
Los Angeles Industrial Development Authority Empowerment Zone Facility Revenue, VRDN (AAA Packing & Shipping Project) 1.72% (LOC; California State Teachers Retirement)	3,000,000 [a]	3,000,000
Marysville Joint Unified School District GO Notes, TRAN 3%, 10/5/2005	3,850,000	3,879,224
Montebello, GO Notes, TRAN 3%, 6/30/2005	4,500,000	4,532,972
Oakland Joint Powers Financing Authority, LR Refunding (Oakland Convention Centers) 5%, 10/1/2005 (Insured; AMBAC)	1,000,000	1,024,227
Pacific Housing and Finance Agency, LR Lease Purchase Program 4.625%, 12/1/2004 (Insured; MBIA)	2,680,000	2,680,000
Riverside County Industrial Development Authority, IDR, VRDN (California Mold Inc. Project) 1.88% (LOC; Bank of the West)	2,910,000 [a]	2,910,000
Rocklin Unified School District GO Notes, TRAN 3%, 9/28/2005	2,255,000	2,275,035
Roseville Joint Union High School District GO Notes, TRAN 3%, 9/28/2005	4,290,000	4,328,115
San Bernardino County Industrial Development Authority, IDR, VRDN (W&H Voortman) 1.77% (LOC; California State Teachers Retirement)	2,100,000 [a]	2,100,000
San Diego Area Housing and Finance Agency LR, VRDN 1.78% (Liquidity Facility; Societe Generale)	13,000,000 [a]	13,000,000
San Diego Housing Authority, MFHR, VRDN (Logan Square Apartments) 1.79% (Liquidity Facility; Merrill Lynch)	8,265,000 [a]	8,265,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
City of San Jose, Airport Revenue, Refunding 4.25%, 3/1/2005 (Insured; FSA)	1,650,000	1,658,735
San Juan Unified School District GO Notes, TRAN 3%, 11/18/2005	7,000,000	7,062,720
Selma Public Financing Authority, LR, Refunding VRDN (Street Improvement and Redevelopment Project) 1.69% (LOC; Allied Irish Bank)	6,650,000 [a]	6,650,000
South Coast Local Education Agencies GO Notes, TRAN 3%, 6/30/2005	5,000,000	5,037,044
City of Whittier, College and University Revenue Refunding, VRDN (Whittier College) 1.77% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	7,000,000 [a]	7,000,000
Total Investments (cost $304,970,760)	**99.9%**	**304,980,526**
Cash and Receivables (Net)	**.1%**	**441,630**
Net Assets	**100.0%**	**305,422,156**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	95.3
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	4.7
					100.0

[†]   *Based on total investments.*
[a]   *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	304,970,760	304,980,526
Interest receivable		862,252
Prepaid expenses		27,850
		305,870,628
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		140,329
Cash overdraft due to Custodian		180,676
Payable for shares of Beneficial Interest redeemed		42,550
Accrued expenses		84,917
		448,472
Net Assets ($)		**305,422,156**
Composition of Net Assets ($):		
Paid-in capital		305,439,223
Accumulated net realized gain (loss) on investments		(26,833)
Accumulated gross unrealized appreciation on investments		9,766
Net Assets ($)		**305,422,156**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	288,501,951	16,920,205
Shares Outstanding	288,521,997	16,917,226
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2004

Investment Income ($):	
Interest Income	**3,235,034**
Expenses:	
Management fee–Note 2(a)	1,315,076
Shareholder servicing costs–Note 2(c)	262,129
Professional fees	48,941
Custodian fees	38,132
Registration fees	38,043
Distribution and prospectus fees–Note 2(b)	32,541
Prospectus and shareholders' reports	30,655
Trustees' fees and expenses–Note 2(d)	10,270
Miscellaneous	12,528
Total Expenses	**1,788,315**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(18,455)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(20,279)
Net Expenses	**1,749,581**
Investment Income–Net	**1,485,453**
Net Unrealized Appreciation (Depreciation) on Investments	**9,766**
Net Increase in Net Assets Resulting from Operations	**1,495,219**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2004	2003
Operations ($):		
Investment income–net	1,485,453	1,936,880
Net realized gain (loss) on investments	–	800
Net unrealized appreciation (depreciation) on investments	9,766	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,495,219**	**1,937,680**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,446,771)	(1,889,572)
Class B shares	(38,682)	(47,308)
Total Dividends	**(1,485,453)**	**(1,936,880)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	1,028,945,968	1,462,665,342
Class B shares	91,646,602	81,304,752
Dividends reinvested:		
Class A shares	1,394,740	1,784,874
Class B shares	38,425	46,913
Cost of shares redeemed:		
Class A shares	(995,481,230)	(1,589,224,509)
Class B shares	(92,435,505)	(71,697,143)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**34,109,000**	**(115,119,771)**
Total Increase (Decrease) in Net Assets	**34,118,766**	**(115,118,971)**
Net Assets ($):		
Beginning of Period	271,303,390	386,422,361
End of Period	**305,422,156**	**271,303,390**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Year Ended November 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.006	.006	.010	.022	.030
Distributions:					
Dividends from investment income−net	(.006)	(.006)	(.010)	(.022)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.58	.55	1.01	2.20	3.04
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.65	.62	.61	.58	.58
Ratio of net expenses to average net assets	.64	.62	.61	.58	.58
Ratio of net investment income to average net assets	.59	.56	1.00	2.20	2.98
Net Assets, end of period ($ X 1,000)	288,502	253,633	378,407	476,007	597,054

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.002	.004	.006	.018	.026
Distributions:					
Dividends from investment income−net	(.002)	(.004)	(.006)	(.018)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.24	.36	.62	1.78	2.63
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.07	1.10	1.04	1.05
Ratio of net expenses to average net assets	.98	.83	1.00	1.00	1.00
Ratio of net investment income to average net assets	.24	.30	.61	1.86	2.53
Net Assets, end of period ($ X 1,000)	16,920	17,670	8,016	3,795	9,948

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A and Class B. Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and, Class A shares and Class B shares are subject to a Shareholders Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2004, sub-accounting service fees amounted to $7,967 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $26,833 is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2004. If not applied, $5,616 of the carryover expires in fiscal 2005, $8,381 expires in fiscal 2006 and $12,836 expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2004 and November 30, 2003, were all tax exempt income.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on bor-rowings and extraordinary expenses, exceed $1\frac{1}{2}\%$ of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B ("Class B Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2004, Class B shares were charged $32,541 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, Class A shares were charged $99,933 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through November 30, 2004, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. In addition, the Manager may, at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of a fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B) to maintain a minimum yield of 10 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended November 30, 2004, Class B shares were charged $39,835 of which $18,455 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $65,469 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $124,450, Rule 12b-1 distribution plan fees $2,620, shareholder services plan fees $3,931, and transfer agency per account fees $10,613, which are offset against an expense reimbursement currently in effect in the amount of $1,285.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
General California Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of General California Municipal Money Market Fund as of November 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of November 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General California Municipal Money Market Fund at November 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 10, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2004 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are California residents, California personal income taxes).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

––––––––––––––––

Clifford L. Alexander, Jr. (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

––––––––––––––––

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

————————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fischer Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

General California Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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